Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$1,062,920.74 (1)	$153.10	$162.73 (2)

Fees Previously Paid	—		—

Total Transaction Valuation	$1,062,920.74 (1)

Total Fees Due for Filing			$162.73

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$162.73

(1)	Calculated as the aggregate book value of 215,927.911 shares in the offer, based on the Net Asset Value Per Share price of $4.92 as of May 15, 2025.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.